Exhibit – 11

DIODES INCORPORATED AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE
(Unaudited)
(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2007	2006	2007

BASIC
Weighted average number of common shares outstanding used in computing basic earnings per share (1)	38,282	39,397	38,152	39,220

Net income	$11,385	$12,249	$20,697	$25,258
Earnings per share (1)	$0.30	$0.31	$0.54	$0.64

DILUTED
Weighted average number of common shares outstanding used in computing basic earnings per share (1)	38,282	39,397	38,152	39,220
Add: Assumed exercise of stock options and stock awards (1)	3,709	2,626	3,641	2,677
	41,991	42,023	41,793	41,897
Net income	$11,385	$12,249	$20,697	$25,258
Earnings per share (1)	$0.27	$0.29	$0.50	$0.60

(1) Adjusted for the effect of a 3-for-2 stock split in July 2007